

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 28, 2015

VIA E-mail
Mr. Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

     Re: **Bristol-Myers Squibb Company**
           Form 10-K for the Fiscal Year Ended December 31, 2014
           Filed February 13, 2015
           File No. 001-01136

Dear Mr. Bancroft:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Sharon Blume

                        Sharon Blume
                        Accounting Branch Chief
                        Office of Healthcare and Insurance